Encore Brands, Inc.
502 East John Street
Carson City, Nv 89706

September 28, 2009
United States Security
and Exchange Commission
Attn: Division of Corporation Finance
Office of Beverages c/o Pamela Howell
100 F Street, North East
Washington, DC 20549

Subject:  Encore Brands, Inc. Form S-1A, File # 333-156612

Dear Ms. Howell:

Enclosed are our responses to your comments of August 5th 2009 and September 3, 2009.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find the exhibits the Commission requested and a copy of the “redlined” amendment for comparison purposes.  This document is also “marked” by comment number to assist in your review process.

Additionally, our registration statement now inlcudes interim financial statements that meet the age requirements of Rule 8-08 of Regulation S-X, pursuant to Item 11(e) of Form S-1.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact me directly at 818-264-6465 or fax any response to 775-201-8331.

Sincerely;

/s/ Gareth West
Gareth West,
President

Use of Proceed, page 13

1.
We note your response to comment one in our letter dated August 5, 2009. Please explain the statement "If less than the full amount is raised we would need to cut back on our projected budget on a pro rata basis." This is not consistent with the amounts in your "use of proceeds" table. In addition, as previously requested, explain your plan to reduce your costs in the “most effective way” to proceed with your business plan if you raise less than 25% of the offering. Lastly, as previously requested, discuss with more specificity the use of proceeds if you raise less than 10% of the offering and therefore abandon your development and expansion plans.

Answer:
A)          Deleted “if less than the full amount etc…
B)           Revised explanation of “reducing costs in the most effective way”
C)           the Company would need to put an emphasis on basic costs of doing business with an emphasis on sales and product inventory.  The chart below illustrates our “use of proceeds” with only an 8% raise.

At 8% Maximum Offering

Management/Distribution	75,000
Sales and Marketing	150,000
Sub Total:	225,000

Business Travel:

Long Distance	6,000
Local	2,500
Sub Total	8,500

General & Administrative	19,200

Legal Expense (Patents, TM’s, etc.)	50,000

Medical & Professional Endorsements	0

Liability Insurance	40,000

Advertising Expenses:

Samples	0
Trade Show/Exhibit	18,750
Product R&D	0
Package Design	0
Public Relations	25,000
Web Development	15,000
Media/Collateral	50,000
Sub Total	217,950

Initial Production & Inventory	268,550

Directors & Advisors	0

Total Required Start Up Capital	720,000

2.
We reissue comment number two from our letter dated August 5, 2009. We continue to note the disclosure that '”the amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our efforts. The chart above represents our best estimate of our allocation of the net proceeds of this offering based upon current plans and estimates regarding anticipated expenditures. Actual expenditures may vary substantially from these estimates.” We direct your attention to Instruction 7 to Item 504 of Regulation SK, which states ''the registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated." Please revise to provide the specific contingencies that may result in a variation from the use of proceeds and specify the alternatives to the use of proceeds in the event of such contingencies.

Answer: disclosure deleted

Description of our Business, page 22
Plan of Operation, page 22
General Information, page 23

3.
We note your response to comment three from our letter dated August 5, 2009. Please include your response in this section. If practical, please break down your estimated distribution cost for periods of less than 24 months. In addition, as previously requested, include the estimated costs associated with each milestone. Also, clarify what are considered "sufficient funds" to proceed with your business plan.

Answer: this section below has been added to the above section as requested.  Since this Registration Document is focused on a 24 month period of operations we feel it would be difficult and perhaps confusing to make the revision regarding “distribution costs” for less than 24 months.  We believe the 8% “use of proceeds” being added to this Registration would be the bare minimum to proceed with operations.

Management has identified certain goals or “milestones” it would like to achieve in 2009 as follows:

Upon completion of our public offering, our specific goal is to profitably distribute and market Ecstasy Brand Liqueur. We intend to accomplish the foregoing through the following milestones:

1.
Complete our public offering. We believe this could take up to 180 days from the date the Securities and Exchange Commission declares our offering effective. We will not begin operations until we have closed this offering. We intend to concentrate all of our efforts on raising as much capital as we can during this period. These costs are estimated at $46,000.

2.
After completing the offering, we will hope to hire a marketing focused team to create significant sales of unique noncompeting brands on and off premise in the U.S. market place. Our marketing plan includes partnering with traditional and online media, attracting celebrity brand ambassadors and producing unique ad campaigns and promotions for each brand. Product placement and event sponsorship will also be used to create awareness and drive sales. This will be an immediate need of the Company and will be ongoing from the commencement of operations. A detailed breakdown of distribution costs for 24 months is set forth in the Use of Proceeds section of this prospectus, These costs are estimated at $750,000

3.
Since dealer support is critical, we will also build ties with highly-capable distributors across the United States; the most notable of these is the nation’s largest distributor, Southern Wine Spirits of America (SWS) as well as services of regional distributors, such as Edison Liquor Corp for Wisconsin, Empire in Georgia, Burke in Massachusetts, and Fedway Associates Inc. for New Jersey. We believe we can accomplish this approximately 90 days after we complete our public offering. The costs associated with this depend on how much capital we can raise. A detailed breakdown of distribution costs for 24 months is set forth in the Use of Proceeds section of this prospectus, These costs are estimated at $500,000

4.
We intend to identify a key market demographic and focus on that consumer till reaching an awareness and mass level to move to a wider distribution presence including retail. Utilizing relevant communications and grass roots marketing, Encore will make the brand resonate in the consumers mind and be a part of their behavior. By creating pivotal catalysts for trial and awareness, Encore will leverage the distribution network to support the key markets serving this demographic and utilize additional broker support when Encore’s own inside sales people are not available. This will be an immediate need of the Company and will be ongoing from the commencement of operations. The costs associated with this depend on how much capital we can raise. A detailed breakdown of distribution costs for 24 months is set forth in the Use of Proceeds section of this prospectus. These costs are estimated at  $500,000

If we cannot generate sufficient revenues to continue operations and pay our expenses we will need to suspend or cease operations.

The Need for Additional Financing and the Uncertainty About the Timing of the Receipt of Additional Funding May Inhibit Our Ability to Implement Our Growth and Business Plan.

Comment 3
We believe that we will need approximately $9,000,000 over the next twenty-four months to fund our marketing efforts and further development of our product line. If our initial raise is between $720,000, approximately 8% of our maximum funding needs and $2,500,000, 25%, it will not be sufficient for our growth beyond our initial period, and we will need to follow this offering with another. There can be no assurance that we will be able to raise this amount or the total of $9,000,000 for operations and marketing requirements for the next twelve to eighteen months. Even if we achieve raising this amount, there can be no assurance that our planning is accurate, that our operations will generate sufficient cash in a timely manner, and that such funds will be sufficient for the purposes of our business and may require the Company to delay or abandon some or all of its development and expansion plans or otherwise forego market opportunities and may make it difficult for the Company to respond to competitive pressures, any of which could have a material adverse effect on the Company's business, results of operations, and financial condition.